SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SOFTBRANDS, INC

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83402A107

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83402A107	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Info-Quest SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Athens - Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,050,659
6	SHARED VOTING POWER -0-
7	SOLE DISPOSITIVE POWER 4,050,659
8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,050,659
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.1%
12	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

SoftBrands, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

Two Meridian Crossings, Suite 800, Minneapolis, Minnesota.

Item 2(a).	Name of Person Filing:

Info-Quest SA.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Alexandrou Pantou 25-27, 176 71 Athens, Greece.

Item 2(c).	Citizenship:

Greek corporation.

Item 2(d).	Title of Class of Securities:

Common stock, par value $ 0.01 per share.

Item 2(e).	CUSIP Number:

83402A107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

4,050,659

(b)	Percent of class:

10.1%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
4,050,659

(ii)	Shared power to vote or to direct the vote:
- 0 -

(iii)	Sole power to dispose or to direct the disposition of:
4,050,659

(iv)	Shared power to dispose or to direct the disposition of:
- 0 -

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 3, 2006

INFO-QUEST SA By: /s/ Markos Bitsakos Name: Markos Bitsakos Title: Chief Financial Officer By: /s/ Dimitris Rovatsos Name: Dimitris Rovatsos Title: Treasurer